EXHIBIT 99.1

FOR IMMEDIATE RELEASE                                  Wednesday, April 17, 2002
(All amounts in U.S. dollars.
Per share information based on diluted
shares outstanding unless noted otherwise.)


              CELESTICA ANNOUNCES FIRST QUARTER FINANCIAL RESULTS

     Company drives productivity gains and strong cash flow from operations

TORONTO, Canada - Celestica Inc. (NYSE, TSE: CLS), a world leader in electronics manufacturing services (EMS), today announced financial results for the first quarter ended March 31, 2002.

For the first quarter, revenue was $2,152 million, down 20 per cent from $2,693 million in the first quarter of 2001. Adjusted net earnings* were $63 million or $0.26 per share, compared to $87 million or $0.39 for the same period last year. The company's guidance for the first quarter, which was provided in January, was for revenue of $2.1 - $2.5 billion and $0.25 to $0.32 adjusted net earnings per share.

Net earnings on a GAAP basis for the first quarter was $40 million, or $0.15 per share compared to net earnings of $55 million or earnings of $0.25 per share last year.

Celestica's major focus on improving operating efficiency continued to drive value and strengthen the company's balance sheet. Highlights in the quarter included:

-    Cash flow from operations of $274 million
-    Inventory decrease of $135 million sequentially
-    Cash cycle improvement to 28 days from 45 days in the prior quarter
-    Cash balance of $1,483, up $140 million from year end 2001
-    Debt to capital ratio of 21% (including convertible notes as debt)

"Celestica's continued focus on execution and efficiency drove solid productivity gains in the first quarter," said Eugene Polistuk, chairman and CEO, Celestica. "Despite the typical seasonality in the quarter and the ongoing challenges in our customers' end markets, we returned to positive net earnings, lowered our cash cycle, improved our already strong balance sheet and internally funded our acquisition and capex requirements."

"Today, all parts of the supply chain are focused on delivering ongoing improvements in operating efficiency. The productivity gains made today will not only benefit Celestica's customers in the current environment, but will also help maximize customer profitability when end markets improve. The company's ability to respond effectively in both growth cycles and down cycles remains one of the fundamental competitive advantages that outsourcing provides our customers."

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

                                       2

Looking forward, the company said that overall visibility in the current end-market environment remains limited. However, the company did provide guidance for the second quarter ending June 30, with revenue expected to be in the range of $2.1 - $2.4 billion, with adjusted net earnings per share of approximately $0.25 - $0.31.

*Detailed GAAP financial statements and supplementary information related to adjusted net earnings appear at the end of this press release.

ABOUT CELESTICA
Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). With 2001 revenues in excess of US$10 billion, Celestica is a global operator of a highly sophisticated manufacturing network, providing a broad range of services to leading OEMs (original equipment manufacturers) in the information technology and communications industries. Unrivalled in quality, technology and supply chain management, Celestica provides competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency. Celestica has more than 40,000 employees in over 40 locations in the Americas, Europe and Asia.

For further information on Celestica, visit its Web site at www.celestica.com.
                                                            -----------------
The company's security filings can also be accessed at www.sedar.com and
                                                       -------------
www.sec.gov.
-----------

SAFE HARBOUR AND FAIR DISCLOSURE STATEMENT
STATEMENTS CONTAINED IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISK AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE FORWARD-LOOKING STATEMENTS. AMONG THE KEY FACTORS THAT COULD CAUSE SUCH DIFFERENCES ARE: THE LEVEL OF OVERALL GROWTH IN THE ELECTRONICS MANUFACTURING SERVICES (EMS) INDUSTRY; LOWER-THAN-EXPECTED CUSTOMER DEMAND; COMPONENT CONSTRAINTS; VARIABILITY OF OPERATING RESULTS AMONG PERIODS; DEPENDENCE ON THE COMPUTER AND COMMUNICATIONS INDUSTRIES; DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; AND THE ABILITY TO MANAGE EXPANSION, CONSOLIDATION AND THE INTEGRATION OF ACQUIRED BUSINESSES. THESE AND OTHER FACTORS ARE DISCUSSED IN THE COMPANY'S VARIOUS PUBLIC FILINGS AT www.sedar.com AND http://www.sec.gov.
                                    -------------     ------------------

AS OF ITS DATE, THIS PRESS RELEASE CONTAINS ANY MATERIAL INFORMATION ASSOCIATED WITH THE COMPANY'S FIRST QUARTER FINANCIAL RESULTS, AND REVENUE AND ADJUSTED NET EARNINGS GUIDANCE FOR THE SECOND QUARTER ENDING JUNE 30, 2002.

Contacts:
Laurie Flanagan                                    Paul Carpino
Celestica Global Communications                    Celestica Investor Relations
(416) 448-2200                                     (416) 448-2211
media@celestica.com                                clsir@celestica.com
-------------------                                -------------------
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

                                       3

                                FINANCIAL SUMMARY


GAAP FINANCIAL SUMMARY

Three Months Ended March 31                    2001        2002        Change
---------------------------                    ----        ----        ------
    Revenue                                  $ 2,693 M   $ 2,152 M   $  (541) M
    Net earnings                                  55 M        40 M       (15) M
    Net EPS                                  $  0.25     $  0.15     $ (0.10)

    Cash Provided by (used in) Operations    $ (261) M   $   274 M   $   535  M
    Cash Position at March 31                $   483 M   $ 1,483 M   $ 1,000  M

ADJUSTED NET EARNINGS SUMMARY

Three Months Ended March 31                    2001        2002        Change
---------------------------                    ----        ----        ------
    Adjusted net earnings                    $    87 M   $    63 M   $   (24) M
    Adjusted net EPS(1)                      $  0.39     $  0.26     $ (0.13)

Adjusted Net Earnings Calculation

                                             1Q 2002
                                             -------
    GAAP net earnings                        $   40 M
    Add: amortization of intangibles             22 M
    Add: acquisition integration costs            4 M
    Add: other charges                            - M
    Less: tax impact of above                   (3) M
                                             ------
    Adjusted net earnings                    $   63 M
                                             ======

GUIDANCE SUMMARY

    1Q Versus Actuals                  1Q 02 Guidance          1Q 02 Actuals
    -----------------                  --------------          -------------
    Revenue                            $2.1B - $2.5B               $2.2B
    Adjusted net EPS                   $0.25 - $0.32               $0.26

    Forward Guidance                   2Q 02 Guidance
    ----------------                   --------------
    Revenue                            $2.1B - $2.4B
    Adjusted net EPS                   $0.25 - $0.31

(1) For purposes of the diluted per share calculation for the three months ended March 31, 2002, the weighted average number of shares outstanding was 247.1 million.

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                                       4

DISCLOSURE ON FINANCIAL RESULTS
As part of its quarterly financial press releases, Celestica provides extensive disclosure including income statement, balance sheet, cash flow from operations and detailed accompanying footnotes. All information is prepared in accordance with Canadian GAAP which conforms in all material respects with U.S. GAAP except as noted in the company's annual report. These same documents are also filed with the United States Securities and Exchange Commissions and Canadian Securities Commissions.

To supplement this information, Celestica also provides information on adjusted net earnings. Adjusted net earnings do not have any standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other issuers. As a result of the significant number of acquisitions made by Celestica over the past few years, management of Celestica uses adjusted net earnings as a measure of operating performance on an entreprise-wide basis. Adjusted net earnings exclude the effects of acquisition-related charges (most significantly, amortization of intangible assets and integration costs related to acquisitions), other charges (most significantly, restructuring costs and the write-down of goodwill and intangible assets) and the related income tax effect of these adjustments. Adjusted net earnings are not a measure of performance under Canadian GAAP or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings prepared in accordance with Canadian GAAP or U.S. GAAP or as a measure of operating performance or profitability.

Adjusted net earnings are used by Celestica for establishing consensus guidance on core operations and used by most analysts for estimating future earnings on this basis. For comparative purposes, historical detail on adjusted net earnings are shown in the company's securities filings including annual reports, press releases and prospectuses, as well as in supplementary historical information found on the company's web site.

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                                       5

                                CELESTICA INC.

                          CONSOLIDATED BALANCE SHEETS
                         (IN MILLIONS OF U.S. DOLLARS)
                                  (UNAUDITED)

                                                   DECEMBER 31        MARCH 31
                                                      2001              2002
                                                   -----------        --------
ASSETS
Current assets:
   Cash and short-term investments................ $  1,342.8         $ 1,482.8
   Accounts receivable............................    1,054.1           1,072.3
   Inventories....................................    1,372.7           1,238.3
   Prepaid and other assets.......................      177.3             178.2
   Deferred income taxes..........................       49.7              49.7
                                                   ----------         ---------
                                                      3,996.6           4,021.3
   Capital assets.................................      915.1             938.7
   Goodwill on business combinations (note 2).....    1,128.8           1,137.9
   Other intangible assets........................      427.2             442.2
   Other assets...................................      165.2             203.7
                                                   ----------         ---------
                                                   $  6,632.9         $ 6,743.8
                                                   ==========         =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable............................... $  1,198.3         $ 1,182.2
   Accrued liabilities............................      405.7             473.3
   Income taxes payable...........................       21.0              21.7
   Deferred income taxes..........................       21.8              21.8
   Current portion of long-term debt..............       10.0               5.4
                                                   ----------         ---------
                                                      1,656.8           1,704.4
   Long-term debt.................................      137.4             136.4
   Accrued post-retirement benefits...............       47.3              66.9
   Deferred income taxes..........................       41.5              40.3
   Other long-term liabilities....................        4.3               3.5
                                                   ----------         ---------
                                                      1,887.3           1,951.5
Shareholders' equity:
   Convertible debt...............................      886.8             893.8
   Capital stock..................................    3,699.0           3,703.2
   Retained earnings..............................      162.7             198.2
   Foreign currency translation adjustment........       (2.9)             (2.9)
                                                   ----------         ---------
                                                      4,745.6           4,792.3
                                                   ----------         ---------
                                                   $  6,632.9         $ 6,743.8
                                                   ==========         =========

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

   THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                   ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

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

                                       6

                                 CELESTICA INC.

            CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                        THREE MONTHS ENDED
                                                             MARCH 31
                                                      2001              2002
                                                    --------          --------
Revenue...........................................  $ 2,692.6         $ 2,151.5
Cost of sales.....................................    2,499.3           1,999.4
                                                    ---------         ---------
Gross profit......................................      193.3             152.1
Selling, general and administrative expenses......       89.0              76.7
Amortization of goodwill and other intangible
  assets (note 2).................................       29.6              22.0
Integration costs related to acquisitions.........        2.3               3.9
Other charges (note 4)............................        3.8                 -
                                                    ---------         ---------
Operating income..................................       68.6              49.5
Interest on long-term debt........................        4.3               5.4
Interest income, net..............................       (7.8)             (3.7)
                                                    ---------         ---------
Earnings before income taxes......................       72.1              47.8
                                                    ---------         ---------
Income taxes:
   Current........................................       13.0               9.4
   Deferred (recovery)............................        4.3              (1.3)
                                                    ---------         ---------
                                                         17.3               8.1
                                                    ---------         ---------
Net earnings for the period.......................       54.8              39.7

Retained earnings, beginning of period............      217.5             162.7
Convertible debt accretion, net of tax............       (3.4)             (4.2)
                                                    ---------         ---------
Retained earnings, end of period..................  $   268.9         $   198.2
                                                    =========         =========

Basic earnings per share..........................  $    0.25         $    0.15

Diluted earnings per share (note 6)...............  $    0.25         $    0.15

Weighted average number of shares outstanding:
   - basic (in millions)..........................      203.6             229.8
   - diluted (in millions) (note 6)...............      223.1             236.8

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
   THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                   ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

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

                                       7

                                 CELESTICA INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (IN MILLIONS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                        THREE MONTHS ENDED
                                                             MARCH 31
                                                      2001              2002
                                                    --------          --------
CASH PROVIDED BY (USED IN):
OPERATIONS:
Net earnings for the period.......................  $    54.8         $    39.7
Items not affecting cash:
   Depreciation and amortization..................       69.7              79.0
   Deferred income taxes..........................        4.3              (1.3)
   Other charges..................................        0.3                 -
   Other..........................................        1.8               2.4
                                                    ---------         ---------
Cash from earnings................................      130.9             119.8
                                                    ---------         ---------
Changes in non-cash working capital items:
   Accounts receivable............................      301.9              11.7
   Inventories....................................      (31.4)            158.6
   Other assets...................................      (53.3)            (37.0)
   Accounts payable and accrued liabilities.......     (596.0)             20.1
   Income taxes payable...........................      (12.9)              0.7
                                                    ---------         ---------
   Non-cash working capital charges...............     (391.7)            154.1
                                                    ---------         ---------
   Cash provided by (used in) operations..........     (260.8)            273.9
                                                    ---------         ---------

INVESTING:
   Acquisitions, net of cash acquired.............      (65.7)           (102.9)
   Purchase of capital assets.....................      (76.8)            (26.1)
   Other..........................................       (0.4)                -
                                                    ---------         ---------
   Cash used in investing activities..............     (142.9)           (129.0)
                                                    ---------         ---------
FINANCING:
   Bank indebtedness...............................         -              (1.3)
   Decrease in long-term debt......................      (1.3)             (5.6)
   Deferred financing costs........................         -              (0.4)
   Issuance of share capital.......................       4.1               3.2
   Other...........................................         -              (0.8)
                                                    ---------         ---------
   Cash provided by (used in) financing activities.       2.8              (4.9)

Increase (decrease) in cash........................    (400.9)            140.0
Cash, beginning of period..........................     883.8           1,342.8
                                                    ---------         ---------
Cash, end of period................................ $   482.9         $ 1,482.8
                                                    =========         =========
Supplemental information:
   Paid during the period:
   Interest........................................ $     0.5         $     2.3
   Taxes........................................... $    19.4         $     4.8

Non-cash financing activities:
   Convertible debt accretion, net of tax.......... $     3.4         $     4.2
   Shares issued for acquisitions.................. $     1.5         $       -

             Cash is comprised of cash and short-term investments.

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
   THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                   ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

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
                                       8

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUTNS)
                                  (UNAUDITED)


1.  NATURE OF BUSINESS:

    The primary operations of the Company consist of providing a full range of electronics manufacturing services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service to its customers primarily in the computer and communications industries. The Company has operations in the Americas, Europe and Asia.

    Celestica prepares its financial statements in accordance with accounting principles which are generally accepted in Canada with a reconciliation to accounting principles generally accepted in the United States, as disclosed in note 22 to the 2001 Consolidated Financial Statements.

    The Company experiences seasonal variation in revenue, with revenue typically being highest in the fourth quarter and lowest in the first quarter.

2.  SIGNIFICANT ACCOUNTING POLICIES:

    The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of generally accepted accounting principles (GAAP) for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2001.

    The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of March 31, 2002 and the results of operations and cash flows for the three months ended March 31, 2001 and 2002.

    The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements, except the following:

(a) BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS:
    In September 2001, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Sections 1581 "Business combinations" and 3062 "Goodwill and other tangible assets". The new standards mandate the purchase method of accounting for business combinations and require that goodwill no longer be amortized but instead be tested for impairment at least annually. The standards also specify criteria that intangible assets must meet to be recognized and reported apart from goodwill. The standards require that the value of the shares issued in a business combination be measured using the average share price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced. Previously, the consummation date was used to value the shares issued in a business combination. The new standards are substantially consistent with U.S. GAAP.

    Effective July 1, 2001, goodwill acquired in business combinations completed after June 30, 2001 was not amortized. In addition, the criteria for recognition of intangible assets apart from goodwill and the valuation of the shares issued in a business combination have been applied to business combinations completed after June 30, 2001.

    The Company has adopted these new standards as of January 1, 2002 and has discontinued amortization of all existing goodwill. The Company has also evaluated existing intangible assets including estimates of remaining useful lives and has reclassed $9.1 million to conform with the new criteria.

    In connection with Section 3062's transitional goodwill impairment evaluation, the Company is required to assess whether goodwill is impaired as of January 1, 2002. The Company has up to six months to determine the fair value of its reporting units and compare that to the carrying amounts of its reporting units. To the extent a reporting unit's carrying amount exceeds its fair value, the Company must perform a second step to measure the amount of impairment in a manner similar to a purchase price allocation. This second step is to be

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                                       9

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            (IN MILLIONS OF U.S. DOLLARS, EXCPET PER SHARE AMOUNTS)
                                  (UNAUDITED)

completed no later than December 31, 2002. Any transitional impairment will be recognized as an effect of a change in accounting principle and will be charged to opening retained earnings as of January 1, 2002. The Company has not yet determined the impact of this transitional goodwill impairment assessment on its financial statements.

    Effective January 1, 2002, the Company had unamortized goodwill of $1,137.9 which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The impact of this change is as follows:

                                               THREE MONTHS ENDED
                                                    MARCH 31
                                              2001              2002
                                            --------          --------

Net earnings..............................  $     54.8        $     39.7
Add back: goodwill amortization...........         9.9                 -
                                            ----------        ----------
Net earnings before goodwill amortization.. $     64.7        $     39.7
                                            ==========        ==========

Basic earnings per share:
Net earnings..............................  $     0.25        $     0.15
Net earnings before goodwill amortization.  $     0.30        $     0.15

Diluted earnings per share:
Net earnings..............................  $     0.25        $     0.15
Net earnings before goodwill amortization.  $     0.29        $     0.15

(b) STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS:

    Effective January 1, 2002, the Company adopted the new CICA Handbook
Section 3870, which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has applied the pro forma disclosure provisions of the new standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002 has not been included.

    The standard requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The fair value of the options issued in the quarter was determined using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 5.64%; dividend yield of 0%; a volatility factor of the expected market price of the Company's shares of 70%; and a weighted-average expected option life of 7.5 years. The weighted-average grant date fair values of options issued during the quarter was $29.87 per share. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to income over the vesting period. For the three months ended March 31, 2002, the Company's pro forma net earnings is $39.5, basic earnings per share is $0.15 and diluted earnings per share is $0.15.

3.  ACQUISITIONS:

    ASSET ACQUISITIONS:

    On March 31, 2002, the Company acquired certain assets located in Miyagi and Yamanashi, Japan from NEC Corporation. The purchase price was financed with cash and was allocated to the net assets acquired, based on their relative fair values at the date of acquisition. The Company is obtaining third party valuations of certain assets. The fair value allocation of the purchase price is subject to refinement.

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

                                       10

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


4.  OTHER CHARGES:

                                                        THREE MONTHS ENDED
                                                             MARCH 31
                                                      2001              2002
                                                    --------          --------
Restructuring..................................     $     3.8         $       -
                                                    =========         =========

     In 2001, the Company recorded a restructuring charge that reflected facility consolidations and a workforce reduction. The following table details the activity through the accrued restructuring liability:

                                EMPLOYEE   LEASE AND OTHER   FACILITY
                              TERMINATION    CONTRACTUAL    EXIT COSTS
                                 COSTS       OBLIGATIONS     AND OTHER   TOTAL
                              ----------    ------------    -----------  -----
Balance at December 31, 2001. $     39.5    $    33.7      $     9.5   $   82.7
Cash payments................      (13.7)        (2.9)          (0.9)     (17.5)
                              ----------    ---------      ---------   --------
Balance at March 31, 2002.... $     25.8    $    30.8      $     8.6   $   65.2
                              ----------    ---------      ---------   --------

     As of December 31, 2001, 2,330 employee positions remain to be terminated during 2002. 913 employees were terminated during the quarter. The Company expects to complete the major components of the restructuring plan by the end of 2002, except for certain long-term lease contractual obligations.

5.   SEGMENTED INFORMATION:

     The Company's operations fall into one dominant industry segment, the electronics manufacturing services industry. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings before interest, income taxes, amortization of intangible assets, other charges and integration costs related to acquisitions). Inter-segment transactions are reflected at market value. The following is a breakdown by operating segment.

                                               THREE MONTHS ENDED
                                                    MARCH 31
                                              2001              2002
                                            --------          --------
REVENUE
Americas..................................  $ 1,695.6         $ 1,359.4
Europe....................................      904.9             470.3
Asia......................................      215.0             400.7
Elimination of inter-segment revenue......     (122.9)            (78.9)
                                            ---------         ---------
                                            $ 2,692.6         $ 2,151.5
                                            ---------         ---------
EBIAT
Americas..................................  $    52.7         $    40.3
Europe....................................       41.2              15.4
Asia......................................       10.4              19.7
                                            ---------         ---------
                                                104.3              75.4
Interest, net.............................        3.5              (1.7)
Amortization of goodwill and other
   intangible assets......................      (29.6)            (22.0)
Integration costs related to acquisitions.       (2.3)             (3.9)
Other charges.............................       (3.8)                -
                                            ---------         ---------
Earnings before income taxes.............  $    72.1         $    47.8
                                            =========         =========

                                                  AS AT MARCH 31
                                              2001              2002
                                            --------          --------
TOTAL ASSETS
Americas.................................   $ 3,068.0         $ 3,496.0
Europe...................................     1,916.4           1,484.3
Asia.....................................       414.5           1,763.5
                                            ---------         ---------
                                            $ 5,398.9         $ 6,743.8
                                            =========         =========


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                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


6.   WEIGHTED AVERAGE SHARES OUTSTANDING:

     For the three months ended March 31, 2002, the weighted average number of shares outstanding for purposes of the diluted earnings per share calculation, excludes the effect of convertible securities as they are anti-dilutive.



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